 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-14611

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(Translation of registrant's name into English)

Canon's Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM 12, Islands of Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATOR CAPITAL LIMITED By: Deborah Fortescue-Merrin Deborah Fortescue-Merrin, President
Date: May 12, 2007

EXHIBIT INDEX

1.

Interim Financial Statements for the Three Months ended March 31, 2007

2.

Management Discussion and Analysis for the Three Months ended March 31, 2007

3.

Certification of Interim Filings during Transition Period ended March 31, 2007

CREATOR CAPITAL LIMITED

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2007

U.S. Dollars

UNAUDITED

NOTICE TO READER

These are Unaudited Consolidated Financial Statements for this First Financial Quarter, March 31, 2007.  They have been prepared by Company management in accordance with the Canadian generally accepted accounting principals, consistent with previous quarters and years.  These Unaudited Consolidated Financial Statements should be read in conjunction with the year end Audited Consolidated Financial Statements for December 31, 2006.

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS For the Three Months Ended March 31, 2007 (with comparative figures to March 31, 2006 and December 31, 2006) (UNAUDITED)
ASSETS
March 31 2006		March 31, 2007	December 31 2006
Current Assets
Cash and cash equivalents	$ 21,164	$ 8,168	$ 12,275
Accounts receivable	4,910	4,910	5,365
Prepaid expenses	8,236	10,592	5,468
Total current assets	34,310	23,670	23,108

Furniture, fixtures and equipment	37,114	0	0

Total Assets	$ 71,424	$ 23,670	$ 23,108
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	71,450	123,105	98,802
Accrued dividends	1,509,999	1,711.368	1,661,715
Notes Payable	87,727	89,514	89,514
Total current liabilities	1,669,176	1,923,987	1,850,031
		-	-
Total Liabilities	$ 1,669,176	$ 1,923,987	$ 1,850,031
SHAREHOLDERS' EQUITY
Class A preferred shares, $0.01 par value,
Authorized: 3,000 shares; Issued: 2,237 shares	22	22	22
Class B preferred shares, $0.01 par value,
Authorized: 5,000,000 shares; Issued:	0	0	0
Common shares, $0.01 par value
Authorized: 100,000,000 shares Issued: 88,053,365( Mar,2006) and 90,795,037 shares Additional paid-in-capital Accumulated deficit	880,534 65,559,073 (68,037,381)	880,534 65,594,324 (68,375,197)	880,534 65,594,324 (68,301,803)
Total Shareholder Equity	(1,597,752)	(1,900,317)	(1,826,923)
Total Liabilities and Shareholders' Equity	$ 71,424	$ 23,670	$ 23,108
APPROVED ON BEHALF OF THE BOARD: /s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin	/s/ Anthony P Clements Anthony P Clements

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Page -2-

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS For the Three Months Ended March 31, 2007 (with comparative figures to March 31, 2006 and December 31, 2006) (UNAUDITED)
	Three Months Ended March 31,		December, 31
	2006	2007	2006

Revenue	$ 13,365	$ 13,365	$ 53.460
Operating Expenses
Amortization and depreciation Consulting and contract services General and administrative Legal Marketing	2,458 12,500 43,969 930 419 60,276 $ (46,911)	0 10,500 20,366 6,323 37,189 $ (23,824)	0 52,029 131,398 7,154 190,581 $ (137,121)
Other: Expense recoveries Impairment of Equipment Foreign Withholding Tax Interest income Net Income (loss)	35,250 0 0 260 35,510 $ (11,401)	0 0 0 83 83 $ (23,741)	46,828 (39,572) (3,365) 9,124 13,015 $ (124,106)

BASIC AND DILUTED LOSS PER SHARE Numerator for basic and diluted loss per share:
Net Income (loss) Preferred stock dividends Gain (loss) to common shareholders	(11,401) (49,653) (61,054)	(23,741) (49,653) (73,394)	(124,106) (201,370) $(325,476)

Denominator for basic and diluted loss per share: Weighted average shares outstanding	88,053,365	88,053,365	88,053,365

Net loss per share	$ (0.0007)	$ (0.0008)	$ (0.0037)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Page -3-

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the Nine Months Ended March 31, 2007

(with comparative figures to March 31, 2006 and to December 31, 2006)

(UNAUDITED)

	Three Months Ended March 31, 2006	Three Months Ended March, 31, 2007	Year Ended December 31 2006
CASH PROVIDED (USED) BY: OPERATING ACTIVITIES

    Activity for the period:

    Changes in non-cash working capital balances:

        Impairment of equipment

        Depreciation and amortization

        Accounts receivable

        Prepaid expenses

        Accrued dividends payable

        Accounts payable and accrued expenses

            Net cash provided by (used in) operating activities

	$ (11,401) 0 2,458 4,455 (7,768) (25,179) (86,685) (124,120)	$ (23,741) 0 0 455 (5,124) 49,653 24,303 45,546	$ (124,106) 39,572 0 4,000 (5,000) 201,370 61,667 177,503
INVESTING ACTIVITIES
Dividends paid Purchases of Furniture, Fixtures &Equipment Dividends Paid Net cash provided by (used in) investing activities	0 0 0 0	0 0 0 0	0 0 0 0
FINANCING ACTIVITIES
Common Stock issuance Paid in Capital Notes Payable Preferred stock dividends Net cash provided by (used in) financing activities	(27,416) 187,998 0 (49,653) 110,929	0 0 0 (49,653) (49,653)	0 0 1,787 (201,370) (199,583)
Net increase (decrease) in cash Cash, beginning of period Cash, end of period	(13,191 34,355 $ 21,164	(4,107) 12,275 $ 8,168	(22,080) 34,355 $ 12,275

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Page -4-

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT

For the Three Months Ended March 31, 2007

(with comparative figures to March 31, 2006 and December 31, 2006)

(UNAUDITED)

	March 31, 2006	March 31, 2007	December 31, 2006
Balance, Beginning of Period Current Period’s Activities Net Income Preferred Stock Dividends	$ (67,976,327) (11,401) (49,653)	$ (68,301,803) (23,741) (49,653)	$ (67,976,327) (124,106) (201,370)
Balance, End of Period	$ (68,037,381)	$ (68,375,197)	$ (67,301,803)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Page -5-

CREATOR CAPITAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

Note 1

Nature and Continuance of Operations

Creator Capital Limited (the “Company”) is a Bermuda exempted company, which in June 1997, changed its name from Sky Games International Ltd. to Interactive Entertainment Limited and on September 27, 2000 changed its name to Creator Capital Limited.  The Company is publicly listed on the Pink Sheets.

The Company is engaged in providing in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to the aircraft of international commercial air carriers.  Gaming software is marketed using the name Sky Games® and the entertainment software is marketed using the name Sky Play®.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At March 31, 2007, the Company had not yet achieved profitable operations, has accumulated losses of $68,375,197 since its inception, has a working capital deficiency of $1,900,317 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

Note 2

Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and are stated in US dollars.  Differences with respect to accounting principles generally accepted in the United States of America are described in Note 15.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

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Note 2

Summary of Significant Accounting Policies – (cont’d)

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Creator Capital (Nevada) Inc. (formerly Sky Games International Corp.) (a Nevada corporation); and

Creator Island Equities Inc. (a British Columbia corporation).

The subsidiary companies are inactive.  All material inter-company accounts and transactions have been eliminated on consolidation.

b)

Equipment

Equipment is recorded at cost.  Equipment is depreciated over its estimated useful life using the following methods:

Computer equipment

3 years straight-line

Furniture

5 years straight-line

Website

8 years straight-line

Additions are depreciated at one-half rate during the year of acquisition.

c)

Website Development Costs

Website development costs relate to costs incurred to develop a website and meet the criteria for deferral.  The costs are being amortized over the estimated life of the website are subject to an annual impairment assessment.

d)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, accrued dividends payable and notes payable approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments.  For accounts receivable, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

e)

Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

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Note 2

Summary of Significant Accounting Policies – (cont’d)

f)

Revenue Recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, shipment has occurred, the price to the buyer is fixed and determinable and collectibility is reasonably assured.

Revenue for Sky Play is recognized each month upon invoicing.

g)

Foreign Currency Translation

The Company’s functional currency is the United States dollar.  Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year.  Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or liabilities assumed.  Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date.  All exchange gains and losses are included in the determination of net loss for the year.

h)

Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

i)

Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options granted on or after fiscal years commencing on or after January 1, 2002 to be expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.  The Company had not granted any share purchase options subsequent to January 1, 2002 and prior to December 31, 2004 and accordingly this change in policy has no effect on prior year’s operations.

Note 3

Acquisition of ETV Channels On Demand Inc.

By a share purchase agreement dated March 6, 2006 the Company was to acquire all of the outstanding common shares of ETV Channels on Demand, Inc. (“ETV”), a Panama company, in exchange for 50,000,000 common shares of the Company and one share purchase warrant entitling the holder to acquire 1,000,000 common shares of the Company at $1.00 per share from August 15, 2006 to February 15, 2008.  These securities were to be issued on an earn-out basis as to one share and a proportionate amount of warrants for each $1.00 of gross revenues realized through the ETV business.  The terms of the Share Purchase Agreement were not fulfilled.  On November 17, 2006, the Company deemed the Agreement null and void due to failure of the Vendor to fulfill the terms.  A finder’s fee of 2,500,000 common shares to be earned-out based upon the same formula as the acquisition securities were to be issued.  With the failure of the Share Purchase Agreement, the finder’s fee also became null and void.

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Note 4

Equipment

	2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	76,699	-

	$ 505,493	$ 505,493	$ -

During the year ended December 31, 2006, the Company determined that the “Soccer Betting Lottery” website was impaired and recorded an impairment loss of $39,572, which is included in accumulated amortization.

	2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	39,585	37,114

	$ 505,493	$ 468,379	$ 37,114

	2005
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	37,127	39,572

	$ 505,493	$ 465,921	$ 39,572

Note 5

Notes Payable

	2007	2006

Unsecured, bearing interest at the 1-year Treasury yield rate	$ 44,700	$ 43,322
Unsecured, bearing interest at 12% per annum	3,814	3,405
Unsecured and non-interest bearing	41,000	84,322

	$ 89,514	$ 87,727

These notes are past due and, consequently, are classified as current liabilities.

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Note 6

Capital Stock

The Class A preference shares are non-voting and are convertible at any time into common shares at the option of the holder. Dividends on the Class A preference shares are cumulative and payable quarterly at an annual dividend rate of 9%.  The Company, at its option, may redeem the Class A preference shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon.  The Company is not required to redeem the Class A preference shares.

In 1997, the Company exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A preference shares at $1,000 per share.  In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share.  As of December 31, 2006 and 2005, 2,237 Class A Preference Stock remained outstanding.

Dividends on the Class A preference shares for the years ended December 31, 2006, 2005 and 2004 were $201,370, $201,370, and $201,370, respectively.  They remain unpaid and are in arrears.

In 1997, the Company issued Series A and Series B Class B convertible preference shares which are convertible into common shares of the Company.  Dividends are cumulative and may be paid, at the option of the Company and with prior notice, in additional common shares at an annual dividend rate of 8%.  As of December 31, 2002, all Series A and Series B Class B convertible preference shares as well as cumulative dividends related thereto have been converted into common shares.

On April 30, 1997, the Company entered into a Consulting Agreement, whereby the Company issued 586,077 common shares as consideration for consulting services.  During March 2001, the consulting entity informed the Company that consulting services were not provided and offered to annul the Consulting Agreement and return the shares to the Company for cancellation.  The Company accepted this offer and the common shares are to be returned to Treasury.  As of March 31st, 2007, these shares have yet to be returned.

At December 31, 2006, Nil (2005: 3,525,000) common shares were held in escrow by the Company’s transfer agent.  The escrow agreement relating to these shares expired in a prior year.  On February 13, 2006, these shares were returned to Treasury.

By agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,833.

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Note 7

Stock Options

A summary of the Company’s stock option activity and related information as follows:

	2006		2007
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Outstanding, beginning of the year	950,000	$0.50	440,000	$0.50
Expired	(510,000)	$0.42	(180,000)	$ -

Outstanding and exercisable, end of the year	440,000	$0.59	260,000	$0.50

By agreements dated March 6, 2006, the Company granted 13,700,000 share purchase options to directors, officers and consultants of the Company and of ETV entitling the holders thereof the right to purchase one common share of the Company at exercise prices ranging from $0.25 to $2.00 per share.  These share purchase options were to vest between 2006 and 2008 and expire on March 6, 2011.  With the failure of the Share Purchase Agreement these became null and void.

Note 8

Contingency

On November 27, 2006, the Company was named as a defendant in a lawsuit whereby the plaintiffs are claiming damages against the Company with respect to investments totaling $339,488 that the plaintiffs invested in a California company that had no contractual relationship with the Company.  The plaintiffs are seeking compensatory damages of $1,018,464, which is treble the amount of their investments, as well as related attorney’s fees.  The action is currently in the discovery stage and the Company has filed a motion to dismiss for lack of personal jurisdiction.

Management of the Company believes the claim is without merit.

Note 9

Income Taxes

As a Bermuda exempted company, the Company is not currently subject to income tax filing requirements in Bermuda.  Prior to 1999 the Company operated in the U.S. as a branch of a foreign corporation.  The Company currently maintains a permanent establishment in Canada.  Tax carry-forwards in taxable jurisdictions has not been determined.  Deferred tax assets, if any, would be fully reserved.  There are no income tax provisions, benefits, liabilities or assets reflected in the accompanying consolidated financial statements.

Note 10

Related Party Transactions

A company controlled by the President of the Company provides consulting services to the Company.  During the Quarter ended March 31, 2007, the Company incurred $12,742 in consulting fees and expense reimbursements (2006: $10,500) charged by a company controlled by the President of the Company.

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Note 10

Related Party Transactions (cont’d)

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Included in accounts payable is $40,132 (2006: $1,933) due to a company controlled by the President of the Company.  The amounts due to this related party represent unpaid consulting fees and expense reimbursements.  This amount is unsecured, non-interest bearing and has no specific terms for repayment.

Note 11

Economic Dependence

During the Quarter, two customers accounted for 89.81% and 10.2%, respectively, of total sales.  During the year ended December 31, 2006, two customers accounted for 89.81% and 10.2%, respectively, of total sales.  During the year ended December 31, 2005, two customers accounted for 61.1% and 38.9% respectively of total sales. During the year ended December 31, 2004, three customers accounted for 35.3%, 33.1% and 31.1% respectively of total sales.

Note 12

Segmented Information

The Quarter’s details of identifiable revenues by geographic segments are as follows:

	2007	2006	2005

Asia	$ 12,000	$ 12,000	$ 12,000
Middle East	1,365	1,365	9,750

	$ 13,365	$ 13,365	$ 21,750

Note 13

Impairment of Intangible Asset

During the year ended December 31, 2003, the Company acquired a license to operate one of two major soccer betting lottery locations in Guangzhou City, Guangdong Province, People’s Republic of China.  The license was recorded at cost.  During the year ended December 31, 2004, the Company abandoned the license and reduced the carrying value to Nil.

Note 14

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the year ended December 31, 2006, the Company settled accounts payable of $121,000 and dividends payable of $74,833 by issuing 783,328 common shares of the Company.  During the year ended December 31, 2003, the Company acquired the Chinese Lottery License for $115,030, which was paid in the year ended December 31, 2002, pursuant to an amended investment agreement.  These transactions have been excluded from the statement of cash flows.

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Note 15

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s Canadian GAAP does not differ in any material respects from US GAAP.

Note 16

New United States of America Accounting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.  The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position.  The interpretation is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements.  The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged.  The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”).  Due to diversity in practice among registrants, SAB 108 expressed SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary.  SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged.  The Company does not believe SAB 108 will have a material impact on its financial position or results from operations.

In December 2006, the FASB issued FASB Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements”.  This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB No. 5, “Accounting for Contingencies”.  This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that re entered into or modified subsequent to December 31, 2006.  For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 31, 2006, the guidance in the FSP is effective January 1, 2006 for the Company.  The Company does not believe that this FSP will have a material impact on its financial position or results from operations.

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Note 16

New United States of America Accounting Standards – (cont’d)

On February 15, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  SFAS No. 159 is effective for the Company’s financial statements issued in 2008.  The Company is currently evaluating the impact that the adoption of SFAS No. 159 might have on its financial position or results of operations.

Note 17

Comparative Figures

Certain December 31, 2005 comparative figures have been reclassified to conform with the presentation used in the current year.

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CREATOR CAPITAL LIMITED

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

For the Quarter ended March 31, 2007

The following discussion and analysis, prepared as of May 12, 2007, should be read together with the Unaudited Consolidated Financial Statements for the Quarter ended March 31, 2007 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles.  The business operations of Creator Capital Limited are conducted in United States Dollars and therefore, all amounts herein are stated in United States Dollars unless otherwise indicated.

COMPANY

Creator Capital Limited ("CCL" or the "Company"), formerly known as Interactive Entertainment Limited ("IEL"), was incorporated pursuant to the laws of the Province of British Columbia on January 28, 1981 under the name Tu-Tahl Petro, Inc.  On May 10, 1990, the Company changed its name to Creator Capital Inc.  The Company was reincorporated through the continuance of its corporate existence from the Province of British Columbia to the Yukon Territory on July 15, 1992.  On January 23, 1995, the Company changed its name to Sky Games International Ltd. (“SGI”). Effective February 22, 1995, the Company continued its corporate existence from the Yukon Territory to Bermuda as an exempted company under the Companies’ Act 1981 (Bermuda) (the “Bermuda Act”).  In June 1997, the Company changed its name to Interactive Entertainment Limited following consummation of a series of amalgamations.  Pursuant to a Special Resolution passed by shareholders at the September 19, 2000 Annual General Meeting, the Company changed its name to Creator Capital Limited.

BUSINESS OF THE COMPANY

CCL's business is focused on providing inflight gaming software systems and services by developing, implementing and operating a computer-based interactive video entertainment system of gaming and other entertainment activities on, but not limited to, the aircraft of international commercial air carriers.  The Company offers two suites of entertainment: Sky Play® - a catalogue of popular interactive amusement games, and Sky Games® an inflight Gaming system consisting of the more popular casino games.  CCL also provides customization services on all CCL software and assist clients in creating an alternative “non-ticket” based revenue stream.

Through to March 31, 2007, CCL’s activities continue to focus on 1) Continuing the redesign and development of the Sky Games® Inflight Gaming Software System.  2) Continuing the management and support of the Sky Play® Interactive Amusement Games business.  3) Seeking new and updated games for inclusion in the Sky Play® Interactive Amusement Games Catalogue.

THREE-YEAR COMPARISON OF FINANCIAL INFORMATION

	2007 (Q-1)	2006 (Q-1)	2005 (Q-1)	2004 (Q-1)

Revenues	$13,365	$13,365	$21,750	$44, 065
Gain (Loss) from Operations before Preferred Stock Dividends	(23,741)	(11,401)	(18,130)	(44,858)
Net Gain (Loss) for the Year	(73,394)	(61,054)	(67,783)	(95,615)
Total Assets	23,670	71,424	161,305	321,655
Long Term Liabilities	0	0	66,322	66,322

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DISCUSSION OF OPERATION AND FINANCIAL CONDITION – QUARTER ENDED MARCH 31, 2007

REVENUES

Revenue consists of fees generated from the licensing of the Sky Play® PC based amusement games to the Airline Industry. Airline clients install the games on their inflight entertainment systems (IFE) as part of the inflight entertainment offered to passengers. Operations revenue for the three months ended March 31, 2007 was $13,465 compared to $13,465 for March 31, 2006.

ADMINSTRATIVE COSTS

GENERAL AND ADMINISTRATION

	March 31, 2006	March 31, 2007

Accounting & Audit	13,783	12,000
Administration	17,687	683
Annual General Meeting	1,752	0
Bank Charges	229	202
Computer Supplies	792	783
Courier & Postage	43	0
Filing Fees & Dues	2,462	1,533
Foreign Exchange	0	0
Investor Relations	644	2,099
Miscellaneous	0	0
Office Supplies	935	261
Purchases Taxes	0	0
Research	0	0
Software	0	0
Storage	660	827
Telecommunications	563	118
Transfer Agent	1,649	991
Travel	2,568	0
Website Maintenance	202	869

TOTAL GENERAL AND ADMINISTRATION	43,969	20,366

The Accounting and Audit cost increase however, reflects the enormous increase in the cost of the annual audit caused by the Sarbanes-Oxley regulations in the U.S.A.  The amounts noted here include the extra cost for the newly appointed Auditor, Amisano Hansen, to re-audit the December 31, 2004 Annual Statements and review the September 30, 2004 Quarterly Statements.  The filing of these statements brings CCL into compliance with S.E.C. filing requirements.  Also included is the accrual for the current fiscal year’s audit.

General and administrative expense has decreased to current period’s expense of $20,366 from the 2005 Quarter’s expense of $43,969.

Consulting and services expenses decreased from $12,500 for the 2006 Period to $10,500 for the 2007 Period.

The Legal expense for the Period was $6,323, reflecting the fees incurred by the legal action. The 2006 Quarter’s expense was $930.

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Depreciation and amortization expenses for the 2006 period from $2,458 decreased to $0 for the current period due the impairment of the website asset during the 2006 year.

SALES AND MARKETING COSTS

The Marketing expense for the quarter was $0 compared to $419 in 2006.

The Net Loss before preferred stock dividends was $11,401 for the 2006 Quarter, compared to a net loss of $23,741 for the current Period’s quarter March 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2007, the Company had a working capital deficit of $1,900,317.  The accruing preferred share dividends payable contributed substantially to this deficit.  The Company had negative cash flow from operations during the three months ended March 31, 2007.  The diminishing revenue has been sufficient to provide the necessary funds for marketing, for continued development of the Company's products but not adequate to fund payment of the Company's dividend obligations on outstanding preference shares.  The Company negotiated a restructuring and reduction of certain amounts owed to two of its largest creditors and to a best effort deferred payment plan on these obligations.  One of creditors has now entered bankruptcy proceedings.  Due to the operating losses of the past years, the Company’s continuance as a “going concern” is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation.  It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations in its current business activities.

FORWARD LOOKING INFORMATION

This document contains forward-looking statements that include among others, statements concerning the Company's plans to implement its software products, commence generating revenue from certain of its products, expectations as to funding its capital requirements, the impact of competition, future plans and strategies, statements which include the words "believe," "expect," and "anticipate" and other statements of expectations, beliefs, anticipated developments and other matters that are not historical facts.  These statements reflect the Company's views with respect to such matters.  Management cautions the reader that these forward-looking statements are subject to risks and uncertainties that could cause actual events or results to materially differ from those expressed or implied by the statements.

RELATED PARTY TRANSACTIONS

For the Period the aggregate compensation paid or accrued by the Company and its subsidiaries to any and all directors and officers was $nil.

As at the Quarter end, the Company owed $40,132 (for 2006 $1,933) to a Director related entity.  $12,742 (for 2006 $15,381) was incurred during the Period representing accumulated outstanding expense reimbursements for various office supplies, services, computer related costs and consulting fees.  The balance is included within the accounts payable and accrued liabilities accounts.

CAPITAL FINANCING

There were no capital financings during the period.

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SUMMARY OF QUARTERLY RESULTS

	2007	2006				2005
	3 months March	12 months December	9 months September	6 months June	3 months March	12 months December	9 months September	6 months June	3 months March

Revenue	$13,365	$53,460	$40,095	$26,730	$13,365	$78,615	$65,250	$43,500	$18,955
Net (Loss) Gain	(73,394)	(325,476)	(183,261)	(149,505)	(61,054)	(303,638)	(205,077))	(127,145)	(70,316)
Net Loss/share	$(0.001)	$(0.004)	$(0.001)	$(0.002)	$(0.001)	$(0.003)	($0.002)	$(0.001)	$($0.001)

SUBSEQUENT EVENTS

There are no subsequent events to the Period.

OUTSTANDING SHARE DATA

a)

COMMON SHARES

	COMMON SHARES	VALUE

Balance, December 31, 2006	88,053,365	880,534
Issuance during the period	0	0

Balance, March 31, 2007	88,053,365	880,534

b)

OPTIONS

For the period March 31, 2007, the Company did not issue any securities.

c)

ESCROW

During the Quarter, the Company’s Transfer Agent, Computershare Investor Services Inc. notified the Company.  They pointed out the Escrow Agreement contains a provision for expiry of the Escrowed Common Shares resulting in the cancellation of said shares. They stated the expiry date has come to pass.  Currently, the Company is addressing this issue.

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Form 52-109F2 Certification of Interim Filings

I, Deborah Fortescue-Merrin, Chief Executive Officer and acting in the capacity of Chief Financial Officer of Creator Capital Limited certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Creator Capital Limited, (the issuer) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: MAY 12, 2007

Deborah Fortescue-Merrin

Deborah Fortescue-Merrin

Chief Executive Officer and

Acting in the Capacity of Chief Financial Officer

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